CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2006 MAR 16 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/CPA6/5(e)

8th March 2006

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

06011704

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose the following documents of the Company for your record:

(1) Announcement Form;

(2) Press Release;

(3) Text of Advertisements which will appear in the publications.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Mr. D. Andres Estay (w/ encl.), Assistant Vice President, The Bank of New York (By e-mail: destay@bankofny.com)

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited
(Tel: 2840 3423 Fax: 2523 1254)

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Cathay Pacific Airways Limited No. of pages: 3
(Name of Company/Representative Company)
David Fu 2840 8862 8th March 2006
(Responsible Official) (Contact Telephone Number) Date

Name of listed company: **Cathay Pacific Airways Limited** Stock code: 0293

Year end date : 31 /12 / 2005

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☒ Yes ☐ No

To be published in the newspapers
☐ Summarised results announcement ☐ Full results announcement ☒ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*
☐ Qualified ☐ Modified ☒ Unqualified ☐ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☐ Audit committee ☐ Auditors ☐ Neither of the above

		(Audited / ~~Unaudited~~*) Current Period from 1/1/2005 to 31/12/2005 (HK$)	(Audited / ~~Unaudited~~*) Last Corresponding Period from 1/1/2004 to 31/12/2004 (HK$)
Turnover *(Note I)* (Note 1)	:	50,909 million	42,761 million
Profit/(Loss) from Operations *(Note II)*	:	4,143 million	5,247 million
Finance cost	:	(444 million)	(583 million)
Share of Profit / (Loss) of Associates (Note 1)	:	269 million	298 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit / (Loss) after Taxation & MI	:	3,298 million	4,417 million
% Change over Last Period	:	- 25.3 %	

* **Please delete as appropriate.**

.../2

EPS / (LPS) - Basic *(in Dollars)* (Note 2)	:	$0.977		$1.314	
- Diluted *(in Dollars)*	:	$0.974		$1.307	
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil	
Profit / (Loss) after ETD Items	:	3,298 million		4,417 million	
~~1st Quarter / Interim / 3rd Quarter~~ / Final * Dividend per Share *(in Dollars)*	:	$0.28		$0.45	
(specify if with other options)	:	Nil		Nil	
B / C Dates ~~for 1st Quarter / Interim / 3rd Quarter~~ / Final * Dividend	:	05/05/2006	to	10/05/2006	bdi.
Payable Date	:	02/06/2006			
B / C Dates for (Annual) General Meeting	:	05/05/2006	to	10/05/2006	bdi.
Other Distribution for Current Period *(Note III)*	:	Nil			
B / C Dates for Other Distribution	:	N/A	to	N/A	bdi.

*** Please delete as appropriate.**

For and on behalf of
Cathay Pacific Airways Limited

Signature :
Printed Name : David Fu
Title : Company Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

☒ Yes (Number of pages attached: 1)
☐ No

Explanatory Notes:

1. Turnover is restated from HK$39,065 million to HK$42,761 million for the twelve months ended 31st December 2004 (a difference of HK$3,696 million) due to a change in accounting policy in compliance with Hong Kong Accounting Standard HKAS 1 effective from 1st January 2005. Before the change, recoveries arising from surcharges or incidental activities were accounted for as deduction from expenses. After the change, such recoveries are accounted for as revenue. With the adoption of the revised HKAS 1, the share of profit of associates is also restated from HK$356 million to HK$298 million. Before the change, it was the share of profit before tax of the associates. After the change, it is profit after tax.

2. Basic earnings per share and diluted earnings per share are calculated by dividing Profit after Taxation and Minority Interest of HK$3,298 million (2004: HK$4,417 million) by the daily weighted average number of shares in issue throughout the year of 3,377 million (2004: 3,362 million) shares and 3,386 million (2004: 3,379 million) shares respectively with the latter adjusted for the effects of the share options.

CATHAY PACIFIC
Airline of the Year 2006

Media Information

8 March 2006

CATHAY PACIFIC ANNOUNCES 2005 ANNUAL RESULTS

Results		**2005**	2004	**Change**
Turnover	*HK$ million*	**50,909**	42,761	**+19.1%**
Attributable profit	*HK$ million*	**3,298**	4,417	**-25.3%**
Earnings per share	*HK cents*	**97.7**	131.4	**-25.6%**
Dividend per share	*HK cents*	**48.0**	65.0	**-26.2%**

Cathay Pacific Airways today announced a reduced profit attributable to shareholders of HK$3,298 million in its 2005 Annual Results compared with a profit of HK$4,417 million the previous year as high fuel prices continued to weigh heavy on the airline.

Group turnover increased 19.1% to a record HK$50,909 million. Fuel costs for the year increased 67.2% to HK$15,588 million. Passenger and cargo fuel surcharges only partially offset this additional cost. The airline's unit cost excluding fuel decreased by 1.9% with continued efforts to increase productivity and reduce controllable overheads.

Passenger revenue increased 14.6% to a record HK$30,274 million. The airline carried 15.4 million passengers in 2005, up from 13.7 million the previous year. Passenger yield improved 1.1% to HK46.3 cents with strong demand from First and Business Class passengers. Capacity, measured in terms of available seat kilometres, or ASKs, increased 11.8% as the airline continued to expand its fleet and network.

Cathay Pacific carried a record 1,118,047 tonnes of freight and set a cargo revenue record of HK$11,585 million. New freighter services commenced to Shanghai, Dallas and Atlanta. However, both cargo yield and load factor decreased to HK$1.75 and 67.0% respectively with increased competition and a slowdown in the growth of exports from Southern China.

The airline launched a third daily service to Los Angeles, a fourth daily service to London, and increased frequencies to Amsterdam, Beijing, Ho Chi Minh City, Johannesburg, Nagoya, Perth, Seoul and Singapore. It also commenced a new three-times-weekly service to Xiamen.

Cathay Pacific's continued confidence in Hong Kong's future as an aviation centre was underlined by its biggest ever order for new aircraft. The airline made commitments for 16 Boeing 777-300ER long-range aircraft and three Airbus 330-300s, which will be delivered between 2007 and 2010, and has purchase rights for a further 20 B777-300ERs.

Nine aircraft entered service in 2005, including the world's first B747-400BCF, or Boeing Converted Freighter, for which the airline has firm orders for five more and options for a further six. One new B747-400F freighter, one B777-300, three A330-300s and three refitted second-hand B747-400 passenger aircraft joined the fleet. Cathay Pacific's fleet will total 101 aircraft by September 2006, when the airline celebrates its 60th Anniversary.

60th anniversary
1946-2006

Media Information

Cathay Pacific Chairman Christopher Pratt said: "Demand was strong in 2005 and we remain optimistic about our future even though our 2006 results are likely to remain heavily dependent on fuel prices. Efforts will stay focused on delivering superior service and value to our customers, profitably growing our operations and strengthening Hong Kong's position as a global aviation hub. Our commitment to setting the industry standard for service led to several major awards, including 'Airline of the Year'. These awards are a tribute to the hard work and dedication of all our staff, whose continued support enabled us to achieve the results announced today."

FOR FURTHER INFORMATION PLEASE CONTACT:
Carolyn Leung, Corp Comm Mgr, Public Affairs, (852) 2747-5393 or 7901 5393 or 6053 6066
Maria Yu, Corp Comm Mgr, Media Relations, (852) 2747-5363 or 9156 8431or 7901 5368

The Cathay Pacific Website can be found at www.cathaypacific.com
*Cathay Pacific named '**Airline of the Year 2006**' by Air Transport World*

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2005

	Note	2005 HK$M	2004 HK$M
Turnover			
Passenger services		**30,274**	26,407
Cargo services		**12,852**	11,395
Catering, recoveries and other services		**7,783**	4,959
Total turnover	2	**50,909**	42,761
Expenses			
Staff		**(9,025)**	(8,842)
Inflight service and passenger expenses		**(2,033)**	(1,758)
Landing, parking and route expenses		**(6,947)**	(6,121)
Fuel		**(15,588)**	(9,321)
Aircraft maintenance		**(4,527)**	(3,784)
Aircraft depreciation and operating leases		**(4,893)**	(4,379)
Other deprecation and operating leases		**(790)**	(814)
Commissions		**(555)**	(529)
Others		**(2,408)**	(1,966)
Operating expenses		**(46,766)**	(37,514)
Operating profit	3	**4,143**	5,247
Finance charges		**(1,605)**	(1,628)
Finance income		**1,161**	1,045
Net finance charges		**(444)**	(583)
Share of profits of associates		**269**	298
Profit before tax		**3,968**	4,962
Taxation	4	**(500)**	(446)
Profit for the year		**3,468**	4,516
Profit attributable to			
Cathay Pacific shareholders		**3,298**	4,417
Minority interests		**170**	99
		3,468	4,516
Dividends			
Interim – paid	5	**676**	674
Final – proposed	5	**947**	1,520
		1,623	2,194
Earnings per share		**HK¢**	HK¢
Basic	6	**97.7**	131.4
Diluted	6	**97.4**	130.7
		HK$	HK$
Shareholders' funds per share		**10.3**	9.8

CATHAY PACIFIC

CONSOLIDATED BALANCE SHEET

at 31st December 2005

	Note	2005 HK$M	2004 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		**50,156**	50,259
Intangible assets		**260**	348
Investments in associates		**1,731**	1,743
Other long-term receivables and investments		**5,453**	5,589
		57,600	57,939
Long-term liabilities		**(27,745)**	(27,698)
Related pledged security deposits		**8,853**	10,036
Net long-term liabilities		**(18,892)**	(17,662)
Retirement benefit obligations		**(72)**	(102)
Deferred taxation		**(6,460)**	(7,280)
		(25,424)	(25,044)
Net non-current assets		**32,176**	32,895
Current assets and liabilities			
Stock		**657**	524
Trade and other receivables	7	**6,538**	5,347
Liquid funds		**13,459**	11,474
		20,654	17,345
Current portion of long-term liabilities		**(4,849)**	(7,096)
Related pledged security deposits		**1,286**	2,127
Net current portion of long-term liabilities		**(3,563)**	(4,969)
Trade and other payables	8	**(7,625)**	(7,163)
Unearned transportation revenue		**(3,864)**	(3,622)
Taxation		**(2,527)**	(1,497)
		(17,579)	(17,251)
Net current assets		**3,075**	94
Net assets		**35,251**	32,989
CAPITAL AND RESERVES			
Share capital		**676**	674
Reserves		**34,292**	32,181
Funds attributable to Cathay Pacific shareholders		**34,968**	32,855
Minority interests		**283**	134
Total equity		**35,251**	32,989

1. Basis of preparation and accounting policies

The Hong Kong Institute of Certified Public Accountants has issued new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") which became effective for accounting periods beginning on or after 1st January 2005. As a result, accounting policies have been changed to comply with HKAS 39 "Financial Instruments: Recognition and Measurement", HKFRS 3 "Business Combinations", HKAS 17 "Leases" and HKAS 1 "Presentation of Financial Statements". The effect of these changes is to increase the 2005 profit attributable to Cathay Pacific shareholders by HK$216 million. Details of these changes and their impact on the Group's results of operations and financial position can be found in accounting policy 1 and note 28 to the accounts of the 2005 annual report respectively.

2. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties. Recoveries have been included in the 2004 comparatives.

(a) Primary reporting by geographical segment

	2005 HK$M	2004 HK$M
Turnover by origin of sale:		
North Asia		
- Hong Kong and Mainland China	**20,256**	17,242
- Japan, Korea and Taiwan	**8,432**	7,346
South West Pacific and South Africa	**3,747**	3,215
Europe	**6,150**	5,100
South East Asia and Middle East	**5,870**	4,699
North America	**6,454**	5,159
	50,909	42,761

Countries included in each region are defined in the 2005 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2005 annual report.

(b) Secondary reporting by business segment

	2005 HK$M	2004 HK$M
Revenue – external sales		
- Passenger services	**30,274**	26,407
- Cargo services	**12,852**	11,395
	43,126	37,802
Unallocated revenue		
- Catering, recoveries and other services	**7,783**	4,959
	50,909	42,761

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2005 annual report.

3. Operating profit

	2005 HK$M	2004 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**1,853**	1,855
- Owned	**2,110**	1,909
Amortisation of intangible assets	**44**	84
Operating lease rentals		
- Land and buildings	**382**	363
- Aircraft and related equipment	**1,258**	948
- Others	**36**	34
Operating lease income		
- Aircraft and related equipment	**(11)**	(23)
Cost of stock expensed	**1,427**	1,224
Exchange differences	**(156)**	(199)
Auditors' remuneration	**6**	6
Income from unlisted investments	**(119)**	(103)
Income from listed investments	**(6)**	(3)
Share of associates' tax	**50**	58

4. Taxation

	2005 HK$M	2004 HK$M
Current tax expenses		
- Hong Kong profits tax	**61**	55
- Overseas tax	**327**	276
- (Over)/under provisions for prior years	**(72)**	24
Deferred tax		
- Origination and reversal of temporary differences	**184**	91
	500	446

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2005 HK$M	2004 HK$M
Consolidated profit before tax	**3,968**	4,962
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2004: 17.5%)	**(694)**	(868)
Expenses not deductible for tax purposes	**(184)**	(168)
Tax provisions over/(under) provided in prior years	**72**	(24)
Effect of different tax rates in overseas jurisdictions	**294**	432
(Unused tax losses not recognised)/tax losses recognised	**(97)**	63
Income not subject to tax	**109**	119
Tax charge	**(500)**	(446)

Further information on deferred tax is shown in note 15 to the accounts in the 2005 annual report.

5. Dividends

	2005 HK$M	2004 HK$M
2005 interim dividend paid on 3rd October 2005 of HK¢20 per share (2004: HK¢20 per share)	**676**	674
2005 final dividend proposed on 8th March 2006 of HK¢28 per share (2004: HK¢45 per share)	**947**	1,520
	1,623	2,194

Subject to shareholders' approval of the final dividend at the Annual General Meeting on 10th May 2006, payment of the final dividend will be made on 2nd June 2006 to shareholders registered on 10th May 2006. The shareholders' register will be closed from 5th May 2006 to 10th May 2006, both dates inclusive.

6. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$3,298 million (2004: HK$4,417 million) by the daily weighted average number of shares in issue throughout the year of 3,377 million (2004: 3,362 million) shares and 3,386 million (2004: 3,379 million) shares respectively with the latter adjusted for the effects of the share options.

	2005 Million	2004 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,377**	3,362
Deemed issue of ordinary shares for no consideration	**9**	17
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,386**	3,379

7. Trade and other receivables

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Trade debtors	**3,448**	3,151	**3,304**	2,999
Derivative financial assets	**886**	-	**886**	-
Other receivables and prepayments	**2,192**	2,185	**1,976**	2,039
Due from associates	**12**	11	**-**	-
	6,538	5,347	**6,166**	5,038

As at 31st December 2005, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$119 million.

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Analysis of trade debtors by age:				
Current	**3,408**	3,108	**3,277**	2,979
One to three months overdue	**38**	37	**26**	20
More than three months overdue	**2**	6	**1**	-
	3,448	3,151	**3,304**	2,999

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

8. Trade and other payables

	Group		Company	
	2005	2004	**2005**	2004
	HK$M	HK$M	**HK$M**	HK$M
Trade creditors	**3,019**	2,447	**2,802**	2,252
Derivative financial liabilities	**313**	-	**313**	-
Other payables	**3,937**	4,308	**4,106**	4,391
Due to associates	**211**	265	**204**	258
Due to other related companies	**91**	113	**91**	113
Bank overdrafts – unsecured	**54**	30	**49**	7
	7,625	7,163	**7,565**	7,021

As at 31st December 2005, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$66 million.

	Group		Company	
	2005	2004	**2005**	2004
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade creditors by age:				
Current	**2,421**	1,956	**2,226**	1,779
One to three months overdue	**463**	396	**449**	382
More than three months overdue	**135**	95	**127**	91
	3,019	2,447	**2,802**	2,252

9. Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2005, 3,380,632,348 shares were in issue (31st December 2004: 3,370,215,348 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 10,417,000 shares were issued under the scheme. Details of the scheme can be found in note 19 to the accounts in the 2005 annual report.

10. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules"). The Company has also put in place corporate governance practices to meet most of the recommended best practices in the CG Code.

The 2005 annual result has been reviewed by the Audit Committee. Details of Corporate Governance can be found in the 2005 annual report.

11. List of Directors as at the date of this announcement

Executive Directors
Christopher Dale Pratt, Robert Michael James Atkinson, Philip Nan Lok Chen, Derek George Cridland, Antony Nigel Tyler,

Non-Executive Directors
Martin Cubbon, Henry Hung Ling Fan, James Wyndham John Hughes-Hallett, Vernon Francis Moore, Carl Ming Jie Yung, Xianlin Zhang

Independent Non-Executive Directors
Peter Ting Chang Lee, Raymond Ching Fai Or, Jack Chak Kwong So, Chee Chen Tung

12. Annual report

The 2005 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website and the Company's website *www.cathaypacific.com* by 4th April 2006. It will be sent to shareholders by 7th April 2006.

Chairman's Letter

The Cathay Pacific Group has recorded a profit attributable to shareholders of HK$3,298 million for 2005, compared with a profit of HK$4,417 million in 2004, although turnover increased by 19.1% to a record HK$50,909 million.

Continuing high fuel prices were the principal cause behind this disappointing result, with the escalating cost of fuel producing a reduced profit in the second half of the year, which is traditionally the much stronger period. For the full year, fuel expenditure increased by 67.2% to HK$15,588 million, with fuel surcharges on tickets only partially offsetting the additional cost.

Our unit cost excluding fuel fell 1.9% as we continued to increase productivity and reduce controllable overheads.

Passenger revenue increased 14.6% to a record of HK$30,274 million. We carried 15.4 million passengers in 2005, up by 1.8 million on the previous year. Yield increased 1.1% to HK46.3 cents, with strong demand from first and business class passengers. With the addition of new aircraft and services, our passenger capacity increased by 11.8%.

During the year, Cathay Pacific launched a third daily service to Los Angeles, a fourth daily service to London, and increased frequencies to Amsterdam, Beijing, Ho Chi Minh City, Johannesburg, Nagoya, Perth, Seoul and Singapore. We also commenced a three-times-weekly service to Xiamen and a codeshare service with Air China to Beijing.

The airline carried a record 1,118,047 tonnes of freight, mainly as a result of additional capacity and transshipment cargo to and from Shanghai, and set a cargo revenue record of HK$11,585 million. However, both yield and load factor decreased to HK$1.75 and 67.0% respectively due to increased competition and a slowdown in the growth of exports from South China.

In December, we announced our biggest ever order for new aircraft, with commitments for 16 Boeing 777-300ER long-range aircraft and three Airbus 330-300s, which will be delivered between 2007 and 2010, together with purchase rights for a further 20 B777-300ERs. This reflects the confidence we have in the future of Hong Kong and the aviation industry. We took delivery of the world's first B747-400BCF, or Boeing Converted Freighter. The prototype aircraft was converted by associate, Taikoo (Xiamen) Aircraft Engineering Company Limited, in Xiamen. We are to convert five more aircraft and have options on a further six.

During 2005, we also took delivery of one new B747-400F freighter, one B777-300 and three A330-300s while three second-hand B747-400 passenger aircraft were refitted and introduced into service. Our fleet will total 101 aircraft when we celebrate Cathay Pacific's 60th Anniversary in September 2006.

Our commitment to setting the industry standard for service has led to several major awards, including "Airline of the Year", in global polls of both passengers and travel industry professionals. These awards are a tribute to the hard work and dedication of all our staff.

Looking forward, we remain optimistic about our future, although our 2006 results are likely to remain heavily dependent on fuel prices and related surcharges. Our efforts will stay focused on delivering superior service and value to our customers, profitably growing our operations, and strengthening Hong Kong's position as a global aviation hub.

Christopher Pratt
Chairman
8th March 2006

Financial and Operating Highlights

Group Financial Statistics		2005	2004	Change
Results				
Turnover	*HK$ million*	**50,909**	42,761	**+19.1%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**3,298**	4,417	**-25.3%**
Earnings per share	*HK cents*	**97.7**	131.4	**-25.6%**
Dividend per share	*HK cents*	**48.0**	65.0	**-26.2%**
Profit margin	*%*	**7.4**	11.3	**-3.9%pt**
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**34,968**	32,855	**+6.4%**
Net borrowings	*HK$ million*	**9,050**	11,187	**-19.1%**
Shareholders' funds per share	*HK$*	**10.3**	9.8	**+5.1%**
Net debt/equity ratio	*Times*	**0.26**	0.34	**-0.08 times**

Operating Statistics - Cathay Pacific		2005	2004	Change
Available tonne kilometres ("ATK")	*Million*	**17,751**	15,794	**+12.4%**
Passengers carried	*'000*	**15,438**	13,664	**+13.0%**
Passenger load factor	*%*	**78.7**	77.3	**+1.4%pt**
Passenger yield	*HK cents*	**46.3**	45.8	**+1.1%**
Cargo carried	*'000 tonnes*	**1,118**	972	**+15.0%**
Cargo and mail load factor	*%*	**67.0**	68.7	**-1.7%pt**
Cargo and mail yield	*HK$*	**1.75**	1.76	**-0.6%**
Cost per ATK	*HK$*	**2.19**	2.07	**+5.8%**
Cost per ATK without fuel	*HK$*	**1.55**	1.58	**-1.9%**
Aircraft utilisation	*Hours per day*	**12.6**	12.0	**+5.0%**
On-time performance	*%*	**86.1**	90.3	**-4.2%pt**

Capacity, Load Factor and Yield – Cathay Pacific

	Capacity ASK / ATK (million) *			Load factor (%)			Yield
	2005	2004	Change	**2005**	2004	Change	Change
Passenger services							
North Asia	**13,057**	12,290	**+6.2%**	**70.8**	67.2	**+3.6%pt**	**+1.8%**
South West Pacific and South Africa	**14,656**	12,466	**+17.6%**	**74.6**	72.2	**+2.4%pt**	**-3.6%**
Europe	**16,181**	15,194	**+6.5%**	**87.3**	83.7	**+3.6%pt**	**-1.2%**
South East Asia and Middle East	**17,376**	15,764	**+10.2%**	**75.0**	74.3	**+0.7%pt**	**-1.1%**
North America	**21,496**	18,348	**+17.2%**	**82.7**	84.9	**-2.2%pt**	**+8.1%**
Overall	**82,766**	74,062	**+11.8%**	**78.7**	77.3	**+1.4%pt**	**+1.1%**
Cargo services	**9,879**	8,748	**+12.9%**	**67.0**	68.7	**-1.7%pt**	**-0.6%**

* *Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.*

Passenger services

North Asia

- The increased frequency of Beijing flights to 14 a week and the introduction of our codeshare service with Air China strengthened Hong Kong's hub connections to the capital. A thrice-weekly flight was added to Xiamen.
- Economic recovery supported a rebound in the outbound market from Japan with high passenger growth to Europe.
- We added three additional flights a week to Nagoya.
- Interest in Korea, raised by the recent popularity of Korean food and culture in Hong Kong, stimulated leisure traffic. A fifth daily service was added to Seoul in January 2006.

South West Pacific and South Africa

- We consolidated our third daily service to Sydney even as competition increased from a number of carriers.
- We added a fourth flight a week to Perth, bringing the number of direct services we operate to six cities in Australia to 52 each week.
- Services to Africa gained strength and we made Johannesburg a daily operation.

Europe

- Loads to Europe, in particular the United Kingdom, remained high throughout the year.
- We launched a fourth daily service to London on 1st December. Flights to London now depart Hong Kong morning, afternoon and evening.
- Services to Rome will increase from five a week to seven and those to Frankfurt will increase from seven to 11 a week starting from the last week of March 2006.
- Services to Amsterdam became a daily operation.

South East Asia and Middle East

- Ho Chi Minh City became a double-daily service as we ended our joint venture with Vietnam Airlines on this route while retaining our codeshare arrangement.
- The performance of services to the Philippines showed encouraging improvement.
- A second daily non-stop service started to Jakarta.
- Services to Singapore increased by seven more flights a week.

North America

- The North American market performed well as revenue growth outpaced increased capacity. It was our second largest sales territory during the year.
- All United States services enjoyed strong support from business passengers.
- We now operate three daily non-stop services to Los Angeles. Cathay Pacific is the only airline to fly non-stop from Hong Kong to this United States gateway.

Cargo services

- The world's first B747-400BCF passenger-to-freighter conversion aircraft entered service in December. At the end of 2005 we operated a fleet of seven B747-400 and seven B747-200 freighters.
- Yield and load factors declined as a result of weak demand out of Europe, the United States and Australia with traditional directional imbalances exaggerated by large increases in competitor capacity.
- We launched a three-times-weekly service to Dallas, continuing on to Atlanta. The two new destinations will also bring new opportunities to connect with transshipments from South and Central America.
- Overnight express operations on behalf of DHL were launched to Shanghai, Beijing and Nagoya in March, further developing Hong Kong as a regional express cargo hub.
- High fuel prices negatively affected the profitability of our freighter services. The adverse impact of high fuel prices was only partially offset by fuel surcharges passed on to customers.

Operating expenses

Net operating expenses after deduction of Group recoveries HK$6,446 million (2004: HK$3,696 million) and of Cathay Pacific recoveries HK$6,529 million (2004: HK$3,774 million) are analysed as follows:-

	Group			Cathay Pacific		
	2005 HK$M	2004 HK$M	Change	2005 HK$M	2004 HK$M	Change
Staff	9,025	8,842	+2.1%	8,132	7,985	+1.8%
Inflight service and passenger expenses	1,783	1,566	+13.9%	1,783	1,566	+13.9%
Landing, parking and route expenses	5,977	5,324	+12.3%	5,832	5,209	+12.0%
Fuel	11,640	7,836	+48.5%	11,400	7,704	+48.0%
Aircraft maintenance	4,527	3,784	+19.6%	4,459	3,768	+18.3%
Aircraft depreciation and operating leases	4,882	4,356	+12.1%	4,755	4,206	+13.1%
Other depreciation and operating leases	790	814	-2.9%	590	595	-0.8%
Commissions	555	529	+4.9%	555	529	+4.9%
Exchange gain	(156)	(199)	-21.6%	(148)	(201)	-26.4%
Others	1,297	966	+34.3%	1,147	820	+39.9%
Net operating expenses	40,320	33,818	+19.2%	38,505	32,181	+19.7%
Net finance charges	444	583	-23.8%	361	556	-35.1%
Total net operating expenses	40,764	34,401	+18.5%	38,866	32,737	+18.7%

- Staff costs increased due to an increase in average staff numbers and backdated salary payments to cabin crew.
- Inflight service and passenger expenses rose due to a 13% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel costs increased due to a 38% increase in the average into plane fuel price to US$1.73 per American gallon and a 11.2% increase in consumption to 1,160 million American gallons.
- Aircraft maintenance increased as a result of the fleet expansion.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges decreased due to lower average net borrowings.
- Cathay Pacific's cost per ATK increased from HK$2.07 to HK$2.19 due to higher fuel prices.

Assets

- Total assets as at 31st December 2005 amounted to HK$78,254 million.
- During the year, additions to fixed assets were HK$4,001 million, comprising HK$3,883 million for aircraft and related equipment and HK$118 million for other equipment.

Borrowings and capital

- Borrowings decreased by 0.8% to HK$22,455 million compared with HK$22,631 million in 2004.
- Borrowings are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros, and are fully repayable by 2018 with 51% at fixed rates of interest net of derivatives.
- Liquid funds, 67% of which are denominated in US dollars, increased by 17.3% to HK$13,459 million.
- Net borrowings decreased by 19.1% to HK$9,050 million.
- Funds attributable to Cathay Pacific shareholders increased by 6.4% to HK$34,968 million.
- Net debt/equity ratio decreased from 0.34 times to 0.26 times.

Fleet profile

Aircraft type	Number as at 31st December 2005				Firm orders				Expiry of operating leases					Purchase rights
		Leased												
	Owned	Finance	Operating	Total	'06	'07	'08 and beyond	Total	'06	'07	'08	'11	'12	
Aircraft operated by Cathay Pacific :														
B747-400	19		3	22[a]	4[b]	1		5		1			2	
B747-200F	4	3		7										
B747-400F	2	4		6										
B747-400BCF	1			1										
B777-200	1	4		5										
B777-300	1	10		11	1			1						
B777-300ER						5[c]	11[d]	16						20[e]
A330-300	1	22	3	26	1	2	3[f]	6				3		
A340-300		11	4	15					3			1		
A340-600			3	3						2	1			
Total	29	54	13	96	6	8	14	28	3	3	1	4	2	20
Aircraft operated by AHK :														
A300-600F	2	4		6	2			2						

(a) One aircraft under reconfiguration.
(b) One aircraft on 9 year operating lease.
(c) Two aircraft on 10 year operating leases.
(d) Two aircraft on 10 year operating leases.
(e) Purchase rights for aircraft delivered by 2017.
(f) Aircraft on 7.5 year operating leases.

Review of subsidiaries and associates

- AHK Air Hong Kong Limited ("AHK") recorded a higher profit in 2005 despite the adverse impact of higher fuel prices. During the year, AHK further expanded its overnight express cargo network to Seoul, increasing the number of destinations it serves in Asia to seven, together with Bangkok, Osaka, Penang, Singapore, Taipei and Tokyo.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory result in 2005 despite a series of food scares in Hong Kong. However, the profit margin decreased with higher crude oil prices and cost-saving campaigns of customer airlines seeking to compensate for higher fuel prices.
- Hong Kong Dragon Airlines Limited recorded a 18.0% and a 27.9% increase in passenger and cargo revenue on 2005 respectively. However, higher fuel prices have affected the results of the airline significantly.
- Hong Kong Aircraft Engineering Company Limited achieved a consolidated profit attributable to its shareholders of HK$618 million, a 41.1% increase on the previous year. Construction of the new two-storey office on the cargo apron and the second hangar at Hong Kong International Airport are making good progress.

Corporate Responsibility

- Cathay Pacific believes that we have a responsibility to give something back to the communities in which we operate. Our community and charitable programmes focus on supporting youth, contributing to environmental and educational initiatives, and helping those least able to help themselves.
- We are committed to seeking new ways to minimise the consequences of our operations, and to integrating environmental best practice into our day-to-day business and long-term development strategies.
- The safety and security of our passengers and staff is our highest priority, and our mission is to make Cathay Pacific Airways the safest airline in the world.
- Cathay Pacific and its subsidiaries and associates employ over 33,000 people worldwide. More than 11,000 Cathay Pacific staff are Hong Kong-based and a further 12,000 work for local associates, making the Cathay Pacific Group one of Hong Kong's biggest employers. We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of individuals and the Company.

- Our goal is to deliver superior service and value to our customers and to become the world's most admired airline.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)
Statutory advertisement

CATHAY PACIFIC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2005

	Note	2005 HK$M	2004 HK$M
Turnover			
Passenger services		**30,274**	26,407
Cargo services		**12,852**	11,395
Catering, recoveries and other services		**7,783**	4,959
Total turnover	2	**50,909**	42,761
Expenses			
Staff		**(9,025)**	(8,842)
Inflight service and passenger expenses		**(2,033)**	(1,758)
Landing, parking and route expenses		**(6,947)**	(6,121)
Fuel		**(15,588)**	(9,321)
Aircraft maintenance		**(4,527)**	(3,784)
Aircraft depreciation and operating leases		**(4,893)**	(4,379)
Other deprecation and operating leases		**(790)**	(814)
Commissions		**(555)**	(529)
Others		**(2,408)**	(1,966)
Operating expenses		**(46,766)**	(37,514)
Operating profit	3	**4,143**	5,247
Finance charges		**(1,605)**	(1,628)
Finance income		**1,161**	1,045
Net finance charges		**(444)**	(583)
Share of profits of associates		**269**	298
Profit before tax		**3,968**	4,962
Taxation	4	**(500)**	(446)
Profit for the year		**3,468**	4,516
Profit attributable to			
Cathay Pacific shareholders		**3,298**	4,417
Minority interests		**170**	99
		3,468	4,516
Dividends			
Interim – paid	5	**676**	674
Final – proposed	5	**947**	1,520
		1,623	2,194
Earnings per share		**HK¢**	HK¢
Basic	6	**97.7**	131.4
Diluted	6	**97.4**	130.7
		HK$	HK$
Shareholders' funds per share		**10.3**	9.8

CONSOLIDATED BALANCE SHEET

at 31st December 2005

	Note	2005 HK$M	2004 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		**50,156**	50,259
Intangible assets		**260**	348
Investments in associates		**1,731**	1,743
Other long-term receivables and investments		**5,453**	5,589
		57,600	57,939
Long-term liabilities		**(27,745)**	(27,698)
Related pledged security deposits		**8,853**	10,036
Net long-term liabilities		**(18,892)**	(17,662)
Retirement benefit obligations		**(72)**	(102)
Deferred taxation		**(6,460)**	(7,280)
		(25,424)	(25,044)
Net non-current assets		**32,176**	32,895
Current assets and liabilities			
Stock		**657**	524
Trade and other receivables	7	**6,538**	5,347
Liquid funds		**13,459**	11,474
		20,654	17,345
Current portion of long-term liabilities		**(4,849)**	(7,096)
Related pledged security deposits		**1,286**	2,127
Net current portion of long-term liabilities		**(3,563)**	(4,969)
Trade and other payables	8	**(7,625)**	(7,163)
Unearned transportation revenue		**(3,864)**	(3,622)
Taxation		**(2,527)**	(1,497)
		(17,579)	(17,251)
Net current assets		**3,075**	94
Net assets		**35,251**	32,989
CAPITAL AND RESERVES			
Share capital		**676**	674
Reserves		**34,292**	32,181
Funds attributable to Cathay Pacific shareholders		**34,968**	32,855
Minority interests		**283**	134
Total equity		**35,251**	32,989

1. **Basis of preparation and accounting policies**

The Hong Kong Institute of Certified Public Accountants has issued new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") which became effective for accounting periods beginning on or after 1st January 2005. As a result, accounting policies have been changed to comply with HKAS 39 "Financial Instruments: Recognition and Measurement", HKFRS 3 "Business Combinations", HKAS 17 "Leases" and HKAS 1 "Presentation of Financial Statements". The effect of these changes is to increase the 2005 profit attributable to Cathay Pacific shareholders by HK$216 million. Details of these changes and their impact on the Group's results of operations and financial position can be found in accounting policy 1 and note 28 to the accounts of the 2005 annual report respectively.

2. **Turnover**

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties. Recoveries have been included in the 2004 comparatives.

(a) Primary reporting by geographical segment

	2005 HK$M	2004 HK$M
Turnover by origin of sale:		
North Asia		
- Hong Kong and Mainland China	**20,256**	17,242
- Japan, Korea and Taiwan	**8,432**	7,346
South West Pacific and South Africa	**3,747**	3,215
Europe	**6,150**	5,100
South East Asia and Middle East	**5,870**	4,699
North America	**6,454**	5,159
	50,909	42,761

Countries included in each region are defined in the 2005 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2005 annual report.

(b) Secondary reporting by business segment

	2005 HK$M	2004 HK$M
Revenue – external sales		
- Passenger services	**30,274**	26,407
- Cargo services	**12,852**	11,395
	43,126	37,802
Unallocated revenue		
- Catering, recoveries and other services	**7,783**	4,959
	50,909	42,761

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2005 annual report.

3. Operating profit

	2005 HK$M	2004 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**1,853**	1,855
- Owned	**2,110**	1,909
Amortisation of intangible assets	**44**	84
Operating lease rentals		
- Land and buildings	**382**	363
- Aircraft and related equipment	**1,258**	948
- Others	**36**	34
Operating lease income		
- Aircraft and related equipment	**(11)**	(23)
Cost of stock expensed	**1,427**	1,224
Exchange differences	**(156)**	(199)
Auditors' remuneration	**6**	6
Income from unlisted investments	**(119)**	(103)
Income from listed investments	**(6)**	(3)
Share of associates' tax	**50**	58

4. Taxation

	2005 HK$M	2004 HK$M
Current tax expenses		
- Hong Kong profits tax	**61**	55
- Overseas tax	**327**	276
- (Over)/under provisions for prior years	**(72)**	24
Deferred tax		
- Origination and reversal of temporary differences	**184**	91
	500	446

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2005 HK$M	2004 HK$M
Consolidated profit before tax	**3,968**	4,962
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2004: 17.5%)	**(694)**	(868)
Expenses not deductible for tax purposes	**(184)**	(168)
Tax provisions over/(under) provided in prior years	**72**	(24)
Effect of different tax rates in overseas jurisdictions	**294**	432
(Unused tax losses not recognised)/tax losses recognised	**(97)**	63
Income not subject to tax	**109**	119
Tax charge	**(500)**	(446)

Further information on deferred tax is shown in note 15 to the accounts in the 2005 annual report.

1. Basis of preparation and accounting policies

The Hong Kong Institute of Certified Public Accountants has issued new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") which became effective for accounting periods beginning on or after 1st January 2005. As a result, accounting policies have been changed to comply with HKAS 39 "Financial Instruments: Recognition and Measurement", HKFRS 3 "Business Combinations", HKAS 17 "Leases" and HKAS 1 "Presentation of Financial Statements". The effect of these changes is to increase the 2005 profit attributable to Cathay Pacific shareholders by HK$216 million. Details of these changes and their impact on the Group's results of operations and financial position can be found in accounting policy 1 and note 28 to the accounts of the 2005 annual report respectively.

2. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties. Recoveries have been included in the 2004 comparatives.

(a) Primary reporting by geographical segment

	2005 **HK$M**	2004 HK$M
Turnover by origin of sale:		
North Asia		
- Hong Kong and Mainland China	**20,256**	17,242
- Japan, Korea and Taiwan	**8,432**	7,346
South West Pacific and South Africa	**3,747**	3,215
Europe	**6,150**	5,100
South East Asia and Middle East	**5,870**	4,699
North America	**6,454**	5,159
	50,909	42,761

Countries included in each region are defined in the 2005 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2005 annual report.

(b) Secondary reporting by business segment

	2005 **HK$M**	2004 HK$M
Revenue – external sales		
- Passenger services	**30,274**	26,407
- Cargo services	**12,852**	11,395
	43,126	37,802
Unallocated revenue		
- Catering, recoveries and other services	**7,783**	4,959
	50,909	42,761

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2005 annual report.

5. Dividends

	2005 HK$M	2004 HK$M
2005 interim dividend paid on 3rd October 2005 of HK¢20 per share (2004: HK¢20 per share)	**676**	674
2005 final dividend proposed on 8th March 2006 of HK¢28 per share (2004: HK¢45 per share)	**947**	1,520
	1,623	2,194

Subject to shareholders' approval of the final dividend at the Annual General Meeting on 10th May 2006, payment of the final dividend will be made on 2nd June 2006 to shareholders registered on 10th May 2006. The shareholders' register will be closed from 5th May 2006 to 10th May 2006, both dates inclusive.

6. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$3,298 million (2004: HK$4,417 million) by the daily weighted average number of shares in issue throughout the year of 3,377 million (2004: 3,362 million) shares and 3,386 million (2004: 3,379 million) shares respectively with the latter adjusted for the effects of the share options.

	2005 Million	2004 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,377**	3,362
Deemed issue of ordinary shares for no consideration	**9**	17
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,386**	3,379

7. Trade and other receivables

	Group		Company	
	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M
Trade debtors	**3,448**	3,151	**3,304**	2,999
Derivative financial assets	**886**	-	**886**	-
Other receivables and prepayments	**2,192**	2,185	**1,976**	2,039
Due from associates	**12**	11	**-**	-
	6,538	5,347	**6,166**	5,038

As at 31st December 2005, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$119 million.

	Group		Company	
	2005 HK$M	2004 HK$M	2005 HK$M	2004 HK$M
Analysis of trade debtors by age:				
Current	**3,408**	3,108	**3,277**	2,979
One to three months overdue	**38**	37	**26**	20
More than three months overdue	**2**	6	**1**	-
	3,448	3,151	**3,304**	2,999

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

8. Trade and other payables

	Group		Company	
	2005	2004	**2005**	2004
	HK$M	HK$M	**HK$M**	HK$M
Trade creditors	**3,019**	2,447	**2,802**	2,252
Derivative financial liabilities	**313**	-	**313**	-
Other payables	**3,937**	4,308	**4,106**	4,391
Due to associates	**211**	265	**204**	258
Due to other related companies	**91**	113	**91**	113
Bank overdrafts – unsecured	**54**	30	**49**	7
	7,625	7,163	**7,565**	7,021

As at 31st December 2005, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$66 million.

	Group		Company	
	2005	2004	**2005**	2004
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade creditors by age:				
Current	**2,421**	1,956	**2,226**	1,779
One to three months overdue	**463**	396	**449**	382
More than three months overdue	**135**	95	**127**	91
	3,019	2,447	**2,802**	2,252

9. Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2005, 3,380,632,348 shares were in issue (31st December 2004: 3,370,215,348 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 10,417,000 shares were issued under the scheme. Details of the scheme can be found in note 19 to the accounts in the 2005 annual report.

10. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules"). The Company has also put in place corporate governance practices to meet most of the recommended best practices in the CG Code.

The 2005 annual result has been reviewed by the Audit Committee. Details of Corporate Governance *can be found in the 2005 annual report.*

11. Annual report

The 2005 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website and the Company's website *www.cathaypacific.com* by 4th April 2006. It will be sent to shareholders by 7th April 2006.

CATHAY PACIFIC

Chairman's Letter

The Cathay Pacific Group has recorded a profit attributable to shareholders of HK$3,298 million for 2005, compared with a profit of HK$4,417 million in 2004, although turnover increased by 19.1% to a record HK$50,909 million.

Continuing high fuel prices were the principal cause behind this disappointing result, with the escalating cost of fuel producing a reduced profit in the second half of the year, which is traditionally the much stronger period. For the full year, fuel expenditure increased by 67.2% to HK$15,588 million, with fuel surcharges on tickets only partially offsetting the additional cost.

Our unit cost excluding fuel fell 1.9% as we continued to increase productivity and reduce controllable overheads.

Passenger revenue increased 14.6% to a record of HK$30,274 million. We carried 15.4 million passengers in 2005, up by 1.8 million on the previous year. Yield increased 1.1% to HK46.3 cents, with strong demand from first and business class passengers. With the addition of new aircraft and services, our passenger capacity increased by 11.8%.

During the year, Cathay Pacific launched a third daily service to Los Angeles, a fourth daily service to London, and increased frequencies to Amsterdam, Beijing, Ho Chi Minh City, Johannesburg, Nagoya, Perth, Seoul and Singapore. We also commenced a three-times-weekly service to Xiamen and a codeshare service with Air China to Beijing.

The airline carried a record 1,118,047 tonnes of freight, mainly as a result of additional capacity and transshipment cargo to and from Shanghai, and set a cargo revenue record of HK$11,585 million. However, both yield and load factor decreased to HK$1.75 and 67.0% respectively due to increased competition and a slowdown in the growth of exports from South China.

In December, we announced our biggest ever order for new aircraft, with commitments for 16 Boeing 777-300ER long-range aircraft and three Airbus 330-300s, which will be delivered between 2007 and 2010, together with purchase rights for a further 20 B777-300ERs. This reflects the confidence we have in the future of Hong Kong and the aviation industry. We took delivery of the world's first B747-400BCF, or Boeing Converted Freighter. The prototype aircraft was converted by associate, Taikoo (Xiamen) Aircraft Engineering Company Limited, in Xiamen. We are to convert five more aircraft and have options on a further six.

During 2005, we also took delivery of one new B747-400F freighter, one B777-300 and three A330-300s while three second-hand B747-400 passenger aircraft were refitted and introduced into service. Our fleet will total 101 aircraft when we celebrate Cathay Pacific's 60th Anniversary in September 2006.

Our commitment to setting the industry standard for service has led to several major awards, including "Airline of the Year", in global polls of both passengers and travel industry professionals. These awards are a tribute to the hard work and dedication of all our staff.

Looking forward, we remain optimistic about our future, although our 2006 results are likely to remain heavily dependent on fuel prices and related surcharges. Our efforts will stay focused on delivering superior service and value to our customers, profitably growing our operations, and strengthening Hong Kong's position as a global aviation hub.

Christopher Pratt
Chairman
8th March 2006

CATHAY PACIFIC

Financial and Operating Highlights

Group Financial Statistics		2005	2004	Change
Results				
Turnover	*HK$ million*	**50,909**	42,761	**+19.1%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**3,298**	4,417	**-25.3%**
Earnings per share	*HK cents*	**97.7**	131.4	**-25.6%**
Dividend per share	*HK cents*	**48.0**	65.0	**-26.2%**
Profit margin	*%*	**7.4**	11.3	**-3.9%pt**
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**34,968**	32,855	**+6.4%**
Net borrowings	*HK$ million*	**9,050**	11,187	**-19.1%**
Shareholders' funds per share	*HK$*	**10.3**	9.8	**+5.1%**
Net debt/equity ratio	*Times*	**0.26**	0.34	**-0.08 times**

Operating Statistics - Cathay Pacific		2005	2004	Change
Available tonne kilometres ("ATK")	*Million*	**17,751**	15,794	**+12.4%**
Passengers carried	*'000*	**15,438**	13,664	**+13.0%**
Passenger load factor	*%*	**78.7**	77.3	**+1.4%pt**
Passenger yield	*HK cents*	**46.3**	45.8	**+1.1%**
Cargo carried	*'000 tonnes*	**1,118**	972	**+15.0%**
Cargo and mail load factor	*%*	**67.0**	68.7	**-1.7%pt**
Cargo and mail yield	*HK$*	**1.75**	1.76	**-0.6%**
Cost per ATK	*HK$*	**2.19**	2.07	**+5.8%**
Cost per ATK without fuel	*HK$*	**1.55**	1.58	**-1.9%**
Aircraft utilisation	*Hours per day*	**12.6**	12.0	**+5.0%**
On-time performance	*%*	**86.1**	90.3	**-4.2%pt**

Capacity, Load Factor and Yield – Cathay Pacific

	Capacity ASK / ATK (million) *			Load factor (%)			Yield
	2005	2004	Change	**2005**	2004	Change	Change
Passenger services							
North Asia	**13,057**	12,290	**+6.2%**	**70.8**	67.2	**+3.6%pt**	**+1.8%**
South West Pacific and South Africa	**14,656**	12,466	**+17.6%**	**74.6**	72.2	**+2.4%pt**	**-3.6%**
urope	**16,181**	15,194	**+6.5%**	**87.3**	83.7	**+3.6%pt**	**-1.2%**
th East Asia and Middle East	**17,376**	15,764	**+10.2%**	**75.0**	74.3	**+0.7%pt**	**-1.1%**
America	**21,496**	18,348	**+17.2%**	**82.7**	84.9	**-2.2%pt**	**+8.1%**
	82,766	74,062	**+11.8%**	**78.7**	77.3	**+1.4%pt**	**+1.1%**
rvices	**9,879**	8,748	**+12.9%**	**67.0**	68.7	**-1.7%pt**	**-0.6%**

' is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres for cargo services.

Passenger services

North Asia

- The increased frequency of Beijing flights to 14 a week and the introduction of our codeshare service with Air China strengthened Hong Kong's hub connections to the capital. A thrice-weekly flight was added to Xiamen.
- Economic recovery supported a rebound in the outbound market from Japan with high passenger growth to Europe.
- We added three additional flights a week to Nagoya.
- Interest in Korea, raised by the recent popularity of Korean food and culture in Hong Kong, stimulated leisure traffic. A fifth daily service was added to Seoul in January 2006.

South West Pacific and South Africa

- We consolidated our third daily service to Sydney even as competition increased from a number of carriers.
- We added a fourth flight a week to Perth, bringing the number of direct services we operate to six cities in Australia to 52 each week.
- Services to Africa gained strength and we made Johannesburg a daily operation.

Europe

- Loads to Europe, in particular the United Kingdom, remained high throughout the year.
- We launched a fourth daily service to London on 1st December. Flights to London now depart Hong Kong morning, afternoon and evening.
- Services to Rome will increase from five a week to seven and those to Frankfurt will increase from seven to 11 a week starting from the last week of March 2006.
- Services to Amsterdam became a daily operation.

South East Asia and Middle East

- Ho Chi Minh City became a double-daily service as we ended our joint venture with Vietnam Airlines on this route while retaining our codeshare arrangement.
- The performance of services to the Philippines showed encouraging improvement.
- A second daily non-stop service started to Jakarta.
- Services to Singapore increased by seven more flights a week.

North America

- The North American market performed well as revenue growth outpaced increased capacity. It was our second largest sales territory during the year.
- All United States services enjoyed strong support from business passengers.
- We now operate three daily non-stop services to Los Angeles. Cathay Pacific is the only airline to fly non-stop from Hong Kong to this United States gateway.

Cargo services

- The world's first B747-400BCF passenger-to-freighter conversion aircraft entered service in December. At the end of 2005 we operated a fleet of seven B747-400 and seven B747-200 freighters.
- Yield and load factors declined as a result of weak demand out of Europe, the United States and Australia with traditional directional imbalances exaggerated by large increases in competitor capacity.
- We launched a three-times-weekly service to Dallas, continuing on to Atlanta. The two new destinations will also bring new opportunities to connect with transshipments from South and Central America.
- Overnight express operations on behalf of DHL were launched to Shanghai, Beijing and Nagoya in March, further developing Hong Kong as a regional express cargo hub.
- High fuel prices negatively affected the profitability of our freighter services. The adverse impact of high fuel prices was only partially offset by fuel surcharges passed on to customers.

Operating expenses

Net operating expenses after deduction of Group recoveries HK$6,446 million (2004: HK$3,696 million) and of Cathay Pacific recoveries HK$6,529 million (2004: HK$3,774 million) are analysed as follows:-

	Group			Cathay Pacific		
	2005 HK$M	2004 HK$M	**Change**	**2005 HK$M**	2004 HK$M	**Change**
Staff	**9,025**	8,842	**+2.1%**	**8,132**	7,985	**+1.8%**
Inflight service and passenger expenses	**1,783**	1,566	**+13.9%**	**1,783**	1,566	**+13.9%**
Landing, parking and route expenses	**5,977**	5,324	**+12.3%**	**5,832**	5,209	**+12.0%**
Fuel	**11,640**	7,836	**+48.5%**	**11,400**	7,704	**+48.0%**
Aircraft maintenance	**4,527**	3,784	**+19.6%**	**4,459**	3,768	**+18.3%**
Aircraft depreciation and operating leases	**4,882**	4,356	**+12.1%**	**4,755**	4,206	**+13.1%**
Other depreciation and operating leases	**790**	814	**-2.9%**	**590**	595	**-0.8%**
Commissions	**555**	529	**+4.9%**	**555**	529	**+4.9%**
Exchange gain	**(156)**	(199)	**-21.6%**	**(148)**	(201)	**-26.4%**
Others	**1,297**	966	**+34.3%**	**1,147**	820	**+39.9%**
Net operating expenses	**40,320**	33,818	**+19.2%**	**38,505**	32,181	**+19.7%**
Net finance charges	**444**	583	**-23.8%**	**361**	556	**-35.1%**
Total net operating expenses	**40,764**	34,401	**+18.5%**	**38,866**	32,737	**+18.7%**

- Staff costs increased due to an increase in average staff numbers and backdated salary payments to cabin crew.
- Inflight service and passenger expenses rose due to a 13% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel costs increased due to a 38% increase in the average into plane fuel price to US$1.73 per American gallon and a 11.2% increase in consumption to 1,160 million American gallons.
- Aircraft maintenance increased as a result of the fleet expansion.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges decreased due to lower average net borrowings.
- Cathay Pacific's cost per ATK increased from HK$2.07 to HK$2.19 due to higher fuel prices.

Assets

- Total assets as at 31st December 2005 amounted to HK$78,254 million.
- During the year, additions to fixed assets were HK$4,001 million, comprising HK$3,883 million for aircraft and related equipment and HK$118 million for other equipment.

Borrowings and capital

- Borrowings decreased by 0.8% to HK$22,455 million compared with HK$22,631 million in 2004.
- Borrowings are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros, and are fully repayable by 2018 with 51% at fixed rates of interest net of derivatives.
- Liquid funds, 67% of which are denominated in US dollars, increased by 17.3% to HK$13,459 million.
- Net borrowings decreased by 19.1% to HK$9,050 million.
- Funds attributable to Cathay Pacific shareholders increased by 6.4% to HK$34,968 million.
- Net debt/equity ratio decreased from 0.34 times to 0.26 times.

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

CATHAY PACIFIC

Fleet profile

Aircraft type	Number as at 31st December 2005				Firm orders				Expiry of operating leases					Purchase rights
		Leased												
	Owned	Finance	Operating	Total	'06	'07	'08 and beyond	Total	'06	'07	'08	'11	'12	
Aircraft operated by Cathay Pacific :														
B747-400	19		3	22[a]	4[b]	1		5		1			2	
B747-200F	4	3		7										
B747-400F	2	4		6										
B747-400BCF	1			1										
B777-200	1	4		5										
B777-300	1	10		11	1			1						
B777-300ER						5[c]	11[d]	16						20[e]
A330-300	1	22	3	26	1	2	3[f]	6				3		
A340-300		11	4	15					3			1		
A340-600			3	3						2	1			
Total	29	54	13	96	6	8	14	28	3	3	1	4	2	20
Aircraft operated by AHK :														
A300-600F	2	4		6	2			2						

(a) One aircraft under reconfiguration.
(b) One aircraft on 9 year operating lease.
(c) Two aircraft on 10 year operating leases.
(d) Two aircraft on 10 year operating leases.
(e) Purchase rights for aircraft delivered by 2017.
(f) Aircraft on 7.5 year operating leases.

Review of subsidiaries and associates

- AHK Air Hong Kong Limited ("AHK") recorded a higher profit in 2005 despite the adverse impact of higher fuel prices. During the year, AHK further expanded its overnight express cargo network to Seoul, increasing the number of destinations it serves in Asia to seven, together with Bangkok, Osaka, Penang, Singapore, Taipei and Tokyo.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory result in 2005 despite a series of food scares in Hong Kong. However, the profit margin decreased with higher crude oil prices and cost-saving campaigns of customer airlines seeking to compensate for higher fuel prices.
- Hong Kong Dragon Airlines Limited recorded a 18.0% and a 27.9% increase in passenger and cargo revenue on 2005 respectively. However, higher fuel prices have affected the results of the airline significantly.
- Hong Kong Aircraft Engineering Company Limited achieved a consolidated profit attributable to its shareholders of HK$618 million, a 41.1% increase on the previous year. Construction of the new two-storey office on the cargo apron and the second hangar at Hong Kong International Airport are making good progress.

Corporate Responsibility

- Cathay Pacific believes that we have a responsibility to give something back to the communities in which we operate. Our community and charitable programmes focus on supporting youth, contributing to environmental and educational initiatives, and helping those least able to help themselves.
- We are committed to seeking new ways to minimise the consequences of our operations, and to integrating environmental best practice into our day-to-day business and long-term development strategies.
- The safety and security of our passengers and staff is our highest priority, and our mission is to make Cathay Pacific Airways the safest airline in the world.
- Cathay Pacific and its subsidiaries and associates employ over 33,000 people worldwide. More than 11,000 Cathay Pacific staff are Hong Kong-based and a further 12,000 work for local associates, making the Cathay Pacific Group one of Hong Kong's biggest employers. We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of individuals and the Company.

- Our goal is to deliver superior service and value to our customers and to become the world's most admired airline.

List of Directors as at the date of this announcement

Executive Directors: Christopher Dale Pratt, Robert Michael James Atkinson, Philip Nan Lok Chen, Derek George Cridland, Antony Nigel Tyler,
Non-Executive Directors: Martin Cubbon, Henry Hung Ling Fan, James Wyndham John Hughes-Hallett, Vernon Francis Moore, Carl Ming Jie Yung, Xianlin Zhang
Independent Non-Executive Directors: Peter Ting Chang Lee, Raymond Ching Fai Or, Jack Chak Kwong So, Chee Chen Tung

Please refer to the published version of this announcement in The Standard.